

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2010

<u>Via Facsimile (817) 878-9775 and US Mail</u>
Mr. Geoffrey Raynor
301 Commerce Street
Suite 3200
Forth Worth TX 76102

> **Re: Cedar Fair, L.P.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 15, 2010 by Q Funding III, L.P.**
> **and Q4 Funding, L.P.**
> **File No. 1-09444**

Dear Mr. Raynor:

We have conducted a limited review of the filing listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please fill in all blanks in the proxy statement and include information as of the most reasonable practicable date. For example, continue to update the total amount and percentage of shares beneficially owned by the participants as of the most reasonable practicable date in accordance with Item 5(b)(iv) of Schedule 14A and disclose the information required by Item 1 of Schedule 14A.

2. Please disclose the publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) where proxy materials are available. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

3. We refer to Instruction 3 to Item 4 of Schedule 14A and the definition of "participant" therein. Please advise us of the consideration given to whether additional persons and/or affiliates, inclusive of control persons of Q Funding III, L.P. or Q4 Funding L.P., should be identified as "participants" in the current proxy solicitation.

Special Meeting of Unitholders

4. Rule 14a-4(c) sets forth the circumstances when persons other than the registrant as proxy holder may exercise discretionary authority with respect to matters not known within specified time limits before the meeting. On the form of proxy card, the participants appear to acknowledge such limitations. Disclosure in the fifth paragraph under this heading, however, states that proxies are being solicited to, inter alia, vote on "any such other business as may properly come before the Special Meeting…" Similarly broad disclosure is included in the third paragraph under "Effect of the Green Proxy Card." Please revise your disclosure throughout the proxy statement to comply with Rule 14a-4 (c) and revise to indicate that proxies may only be voted at the discretion of the proxy holder on other matters that may properly come before the Special Meeting that were unknown to Q Investments a reasonable time before the meeting.

Reasons for the Solicitation

5. Wherever reference is made to the proposals, please include disclosure acknowledging the precatory, non-binding nature of the proposals and/or a cross reference to the more detailed disclosure regarding the effect of a majority vote that appears under the heading "Record Date, Quorum and Voting."

6. You disclose your opinion to fellow unitholders that the company's actions over the "past few years have led to the quandary we now find ourselves in…" Please provide further context to your statement by disclosing to fellow unitholders, the duration of time that Q Investments has been an investor in the company.

7. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials which require supplemental support:

    - the assertion that Six Flags is the company's *closest* competitor (emphasis added);
    - statements regarding what Q Investments believes are unitholders' viewpoints with respect to the Company's failed Apollo transaction;
    - statements regarding Mr. Kinzel's primary focus of paying down on debt; and,
    - the implied assertions in statements made throughout that Mr. Kinzel lacks financial expertise.

    Where the basis of support is other documents such as the reports, articles, conference call transcripts you cite to or opinions, if any, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Please <u>mark</u> any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

8. We refer to the statement made comparing the unit price performance of the company's units to that of Six Flags' share price performance from July 29, 2010 to October 13, 2010. Revise to provide further context to the statement by disclosing other contributing factors that may have impacted the comparative price performance differential. Further, revise to clarify what "many actions" Six Flags has taken that you believe contributed to the relatively better performance and how, if at all, such actions relate to the proposals you are presenting.

9. Please clarify further Q Investments' plans in the event the proposals are approved or disapproved. Disclose, for example, whether Q Investments has already identified candidates it believes are suitable to serve as Chairman of the Board and/or whether Q Investments plans on presenting any such persons for consideration for election to the Board in the event the proposal were to receive majority support by unitholders and be approved by the General Partner. Similarly, disclose whether Q Investments will present its proposals on the same matters at the next annual meeting if it fails to receive majority support for its proposals.

10. Please disclose what Q Investments believes is a "meaningful" distribution in terms of dollar amounts per year. We note for example, reference to a $1.00 distribution amount in subsequent disclosure in the proxy statement. If Q Investments considers a range of amounts to be "meaningful", please revise to so state. Please provide further explanation of why Q Investments believes such an amount is feasible economically and operationally for the Company. Your discussion should specifically address why Q Investments believes the strategy of paying out higher distributions is preferable to what is allegedly the company's primary goal of paying down debt.

11. Clarify the link between disclosure in the paragraph "Disrespecting Unitholders" and your proposal to separate the roles of Chairman and CEO.

Reasons to Vote in Favor of the Distribution Resolution

12. It is not apparent that the graphical data presented proves the filing persons' implied assertion that there is a correlation between a high distribution rate and higher unit prices. In fact, it appears that during many years in which the distribution rate was kept at $1.90, the unit price fluctuated significantly and included significant declines in unit price despite a uniformly high distribution rate. Please revise or advise.

The Special Meeting

13. Please update your disclosure to disclose any steps you have taken to comply with the Partnership Agreement and/or any state law provisions that you believe permit you to call the special meeting and disclose whether you believe you are in compliance with such provisions.

The Solicitation

14. It appears that you intend to solicit proxies via mail, advertisement, telephone, electronic mail, or in person. It appears that you also intend to solicit via the Internet. Please clarify. Further, please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc: Robin B. Perras, Esq.
        Kelly Hart & Hallman LLP